Exhibit 99.145

NEWS RELEASE

TSX.V: EU

OTCQB:ENCUF

August 25, 2022

www.encoreuranium.com

ENCORE ENERGY ACHEIVES KEY MILESTONE WITH THE INSTALLATION OF ROSITA EXTENSION PRODUCTION AREA MONITORING WELLS

Corpus Christi, Texas – August 25, 2022: enCore Energy Corp. (“enCore” or the “Company”) (TSXV:EU, OTCQB:ENCUF) today announced the installation and completion of all wellfield monitor wells for its Rosita Extension Production Area Authorization (“PAA”), located less than one mile from its 100% owned and fully licensed Rosita In-Situ Recovery (“ISR”) Uranium Processing Plant in South Texas. The Rosita Extension PAA includes uranium mineralization extending approximately 3,000 feet in length.

Highlights include:

●	Completion of the installation of 43 monitoring wells, including 38 perimeter and 5 overlying monitor wells, at the Rosita Extension PAA. This marks a significant milestone towards ISR uranium production at the Rosita Project as a key source of fuel for safe, clean, reliable, and carbon-free nuclear energy in the United States;

●	The Rosita Extension PAA is the first production area planned as a new source of uranium for the Rosita ISR Uranium Processing Plant;

●	The Rosita Extension PAA is located within the existing Radioactive Materials License, Underground Injection Control Permit and Aquifer Exemption areas at the Rosita Project;

●	Future work at the Rosita Extension PAA is now focused on the completion of five baseline wells, which in combination with the 43 monitoring wells will establish groundwater quality standards within the mineralization. The pre-production water quality standards wells are used to assure production solution controls are maintained and to establish groundwater restoration standards necessary for post-production reclamation. Following completion of baseline well testing, the installation of injection and recovery well patterns will commence.

Please visit https://bit.ly/3Q6WJMG to view Rosita project maps and view the Rosita drill program video at: https://www.youtube.com/watch?v=DlFSTsFvPnA&t=1s. To learn more about the environmental, social and low-cost advantages of uranium in-situ recovery, visit https://encoreuranium.com/industry-and-media/in-situ-recovery/.

Paul Goranson, Chief Executive Officer of enCore Energy said, “We are pleased to have completed the installation of the monitoring wells at the Rosita Extension PAA on budget and on schedule. The completion marks another important milestone towards our planned production in 2023 and we look forward to hitting more milestones as we progress towards uranium extraction.”

Rosita Central Uranium Processing Plant (Rosita Plant)

enCore’s Rosita Plant, located approximately 60 miles from Corpus Christi, Texas, is a licensed, past-producing in-situ recovery (ISR) uranium plant that is completing refurbishment. enCore is on budget for a scheduled production startup in 2023 with the Rosita Plant designed to process uranium feed from multiple satellite operations, all located in the South Texas area. The Rosita Plant is 1 of 11 licensed and constructed uranium processing plants in the United States, 2 of which are owned by enCore Energy.

About enCore Energy Corp.

With approximately 90 million pounds of U3O8 estimated in the measured and indicated categories and 9 million pounds of U3O8 estimated in the inferred category1, enCore is the most diversified in-situ recovery uranium development company in the United States. enCore is focused on becoming the next uranium producer from its licensed and past-producing South Texas Rosita Processing Plant by 2023. The South Dakota-based Dewey Burdock project and the Wyoming Gas Hills project offer mid-term production opportunities, with significant New Mexico uranium resource endowments providing long-term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore is committed to engaging and working with local communities and indigenous governments to create positive impact from corporate developments.

[1]	Mineral resource estimates are based on technical reports prepared in accordance with NI43-101 and available on SEDAR as well as company websites at www.encoreuranium.com.

For further information please contact:

William M. Sheriff

Executive Chairman

972-333-2214

info@encoreuranium.com

www.encoreuranium.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements relating to the intended use of the net proceeds of the Offering and the completion of any capital project or property acquisitions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; inability to access additional capital; the ability of enCore to implement its business strategies; and other risks. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.